EXHIBIT 12.1

Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	Years Ended December 31,
	2011	2010	2009

	(in thousands, except ratios)

Income (loss) from continuing operations before income taxes	$746,451	$285,926	$(35,901)
Interest expense	118,360	60,087	28,292
Rental expense attributable to interest	1,193	932	505

Earnings	$866,004	$346,945	$(7,104)

Interest expense	$118,360	$60,087	$28,292
Capitalized interest	73	184	66
Rental expense attributable to interest	1,193	932	505
Preferred stock dividends	-	-	-

Fixed charges and preferred stock dividends	$119,626	$61,203	$28,863

Ratio of earnings to fixed charges (a)	7.24	5.67	(0.25)

Insufficient coverage	$-	$-	$(35,967)

Ratio of earnings to fixed charges and preferred stock dividends (b)	7.24	5.67	(0.25)

Insufficient coverage	$-	$-	$(35,967)

(a)	The ratio has been computed by dividing earnings by fixed charges. For purposes of computing the ratio:

•

earnings include income (loss) from continuing operations before income taxes, adjusted for interest expense and the portion of rental expense deemed to be representative of the interest component of rental expense; and

•	fixed charges consist of interest expense, capitalized interest and the portion of rental expense deemed to be representative of the interest component of rental expense.

(b)	The ratio has been computed by dividing earnings by fixed charges and preferred stock dividends. For purposes of computing the ratio:

•

earnings include income (loss) from continuing operations before income taxes, adjusted for interest expense and the portion of rental expense deemed to be representative of the interest component of rental expense; and

•

fixed charges and preferred stock dividends consist of interest expense, capitalized interest, the portion of rental expense deemed to be representative of the interest component of rental expense and preferred stock dividends.